UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Under the Securities Exchange Act of 1934

Protea Biosciences Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Josiah T. Austin

955 Hartman Run Road

Morgantown, WV 26507

(304) 292-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Josiah T. Austin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power .15,051,744 (1)

	9.	Sole Dispositive Power .

	10.	Shared Dispositive Power . 15,051,744 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,051,744 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

13.	Percent of Class Represented by Amount in Row (11) .20.4%.(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 6,674,725 shares of common stock and 8,000,879 shares of common stock to be acquired upon the exercise of warrants. Also includes 57,958 shares of common stock to be acquired upon the exercise of stock options held by Josiah T. Austin. Josiah T. Austin is a managing member of El Coronado Holdings and a director of the Company and may be deemed to have voting and investment control over these securities.
(2)	Based on 65,442,735 shares of common stock of the Issuer issued and outstanding as of April 3, 2014.

EXPLANATION

This Amendment No. 4 on Schedule 13D/A (this “Amendment”) is filed on behalf of Josiah T. Austin and amends that certain Schedule 13D as previously filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2013 (the “Original Filing”) and updated via Amendment No. 1 filed with the Commission on June 14, 2013 (“Amendment No. 1”), via Amendment No. 2 filed with the Commission on September 16, 2013 (“Amendment No. 2”), via Amendment No. 3 filed with the Commission on October 1, 2013 (“Amendment No. 3”) relating to the common stock, and via Amendment No. 4 filed with the Commission on February 13, 2014 (“Amendment No. 4”) par value $0.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc. (the “Company” or the “Issuer”).  This Amendment No. 5 is being filed to report a material change in the facts set forth in Items three, four, five, six and seven of the Schedule 13D/A.

Items 3, 4, 5, 6 and 7 of the Original Filing are hereby amended and restated as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Effective January 28, 2013, the board of directors (the "Board") of the Issuer appointed Josiah T. Austin to serve as director to fill existing vacancies on the Board. Mr. Austin does not have any family relationship with any of the officers or directors of the Company and there is no arrangement or understanding between Mr. Austin and any third party pursuant to which he was selected as director.

Mr. Austin is the managing member of El Coronado Holdings, LLC. During the fiscal year ended December 31, 2012, the Company issued and sold an aggregate of 2,000,000 shares of the Company’s Common Stock and Warrants (as defined below) to purchase 1,500,000 shares of Common Stock for aggregate gross proceeds of $1,000,000 to El Coronado Holdings, LLC in accordance with the terms and conditions of that certain Securities Purchase Agreement, dated November 20, 2012. The warrants are exercisable for a term of five years from the issue date of the warrants, at an exercise price of $1.10 per share.

In addition, on January 3, 2013 (the "January Issue Date") the Company issued to El Coronado Holdings, LLC (the "Holder”) for an aggregate purchase price equal to $125,000, a convertible promissory note (the "Note") in an aggregate principal amount equal to $125,000 (the "Principal Amount"). The Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) April 1, 2013, or (ii) when declared due and payable by the holder upon the occurrence of an event of default. As of the date hereof the Note has been fully converted as described below.

On March 21, 2013, in accordance with the terms and conditions of Securities Purchase Agreement, dated March 21, 2013 (the “Purchase Agreement”), the Issuer issued, for an aggregate purchase price equal to $685,000 (1) 1,370,000 shares (the “March Shares”) of Common Stock to El Coronado Holdings, LLC (the "Holder") and (2) a warrant (the “Warrant”) to purchase 1,027,500 shares of Common Stock, exercisable at an exercise price of $1.10 per share any time after the issue date of the Warrant until the earlier of (i) a Qualified Public Offering (as more specifically defined in the Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the warrant issue date.

On April 5, 2013 (the “April Shares Issue Date”), pursuant to the Purchase Agreement, the Issuer issued, for an aggregate purchase price equal to $140,000 (1) 280,000 shares (the “April Shares”) of Common Stock and a Warrant to purchase 210,000 shares of Common Stock to the Holder.

As of June 30, 2013, the Company entered into a conversion agreement (the "Conversion Agreement") with El Coronado Holdings, LLC (the “Holder”) as a related party holder (the “Existing Noteholder”) of the Note pursuant to which the Company agreed to issue a 5 year warrant (the “Conversion Warrant”) to purchase up to 75% of the number of shares of common stock into which the Note is convertible, at an exercise price of $1.10 per share, provided that the conversion of the Note was exercised on or prior to June 30, 2013. In accordance with the terms and conditions of the Conversion Agreement, on June 30, 2013 the Existing Noteholder notified the Company of its desire to convert the Note plus accrued interest into an aggregate of 262,403 shares of Common Stock and was issued a corresponding warrant (the “Note Warrant”) to purchase 196,802 shares of Common Stock of the Company. The Note Warrant is exercisable at an exercise price of $1.10 per share any time after the Issue Date (as defined in the Note Warrant) until the earlier of (i) a Qualified Public Offering (as more specifically defined in the Note Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the Issue Date.

On July 29, 2013 (the "July Issue Date"), the Issuer issued a Convertible Promissory Note (the "July Note") to El Coronado Holdings, LLC (the "Holder"), in the aggregate principal amount of $500,000 to accrue simple interest at the rate of ten percent (10%) per annum. The July Note is convertible into shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Company at a conversion rate of $.50 per share at any time following the July Issue Date prior to payment in full of the principal balance and all accrued interest. The July Note matures one year from the July Issue Date. In addition to the July Note, the Holder also received a warrant (the "July Warrant") to purchase 37.5% of the number of shares of Common Stock underlying the July Note, exercisable at an exercise price of $1.10 per share. The Warrant is exercisable anytime after the Issue Date until the earlier of (i) a Qualified Public Offering (as defined in the September Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the July Issue Date. Josiah Austin is the managing member of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deeemed to beneficially own the securities of the Company owned of record by the Holder.

On September 11, 2013 (the "September Issue Date"), the Company issued a Convertible Promissory Note (the "September Note") to the Holder, in the aggregate principal amount of $315,000 to accrue simple interest at the rate of ten percent (10%) per annum. The September Note is convertible into shares of the Company’s Common Stock at a conversion rate of $.50 per share at any time following the September Issue Date prior to payment in full of the principal balance and all accrued interest. The September Note matures one year from the September Issue Date. In addition to the September Note, the Holder also received a warrant (the "September Warrant") to purchase 37.5% of the number of shares of Common Stock underlying the September Note, exercisable at an exercise price of $1.10 per share. The September Warrant is exercisable anytime after the September Issue Date until the earlier of (i) a Qualified Public Offering (as defined in the September Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the September Issue Date. Josiah Austin is the managing member of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deemed to beneficially own the securities of the Company owned of record by the Holder.

On September 20, 2013 (the "Subsequent September Issue Date"), the Company issued a Convertible Promissory Note (the " Subsequent September Note") to the Holder, in the aggregate principal amount of $300,000 to accrue simple interest at the rate of ten percent (10%) per annum. The Subsequent September Note is convertible into shares of the Company’s Common Stock at a conversion rate of $.50 per share at any time following the Subsequent September Issue Date prior to payment in full of the principal balance and all accrued interest. The Subsequent September Note matures one year from the Subsequent September Issue Date. In addition to the Subsequent September Note, the Holder also received a warrant (the " Subsequent September Warrant") to purchase 37.5% of the number of shares of Common Stock underlying the Subsequent September Note, exercisable at an exercise price of $1.10 per share. The Subsequent September Warrant is exercisable any time after the Subsequent September Issue Date until the earlier of (i) a Qualified Public Offering (as defined in the Subsequent September Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the Subsequent September Issue Date. Josiah Austin is the managing member of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deemed to beneficially own the securities of the Company owned of record by the Holder.

On October 25, 2013 (the “October Issue Date”), the Issuer issued a Convertible Promissory Note (the “October Note”) to the Holder, in the aggregate principal amount of $125,000 to accrue simple interest at the rate of ten percent (10%) per annum. The October Note is convertible into shares of the Company’s Common Stock at a conversion rate of $.50 per share at any time following the October Issue Date prior to payment in full of the principal balance and all accrued interest. The October Note matures one year from the October Issue Date. In addition to the October Note, the Holder also received a warrant (the “October Warrant”) to purchase 37.5% of the number of shares of Common Stock underlying the October Note, exercisable at an exercise price of $1.10 per share. The October Warrant is exercisable anytime after the October Issue Date until the earlier of (i) a Qualified Public Offering (as defined in the October Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the October Issue Date. Josiah Austin is the managing member of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deemed to beneficially own the securities of the Company owned of record by the Holder. The October Note and all accrued unpaid interest thereon shall automatically convert into a subsequent offering (the “Subsequent Offering”) by the Company at a rate of two shares (the “Subsequent Offering Shares”) of the Company’s Common Stock, a warrant (the “Subsequent Offering Warrant A”) to purchase one share of Common Stock, exercisable at $0.75 and a warrant (the “Subsequent Offering Warrant B” and together with the Subsequent Offering Warrant A, the “Subsequent Offering Warrants”) to purchase two shares of Common Stock, exercisable at $0.50 per share for each $1.00 invested in the Subsequent Offering or on such other terms and conditions as may be determined by the Company.

On November 1, 2013, the Company issued to El Coronado Holdings, LLC, of which Josiah T. Austin is the managing member ½ of a unit (each a “Winter 2013 Unit”) consisting of (i) 100,000 shares of common stock, par value $.0001 per share, (ii) and two warrants, including (a) a 1 year warrant to purchase 100,000 shares of common stock at an exercise price of $0.50 per share (the “A Warrants”) and (b) a 5 year warrant to purchase 50,000 shares of common stock at an exercise price of $0.75 per share (the “B Warrants” and together with the A Warrants the “Investor Warrants”) in connection with the sale of approximately 55 Winter 2013 Units in an offering (the “Winter 2013 Offering”) of a minimum of $2,000,000 and up to a maximum of $6,000,000 of securities of the Company. In addition, on November 1, 2013, the Company issued an aggregate of approximately 11.36 in additional Units to the Reporting Person, in connection with the conversion of $1,135,847.23 in outstanding principal and accrued unpaid interest in outstanding bridge notes.

On December 30, 2013 the October Note converted into additional approximate 1.27 Winter 2013 Units in connection with the conversion of $127,292 in outstanding principal and accrued unpaid interest in the note.

On April 2, 2014 (the “April Issue Date”), the Issuer issued a Convertible Promissory Note (the “April Note”) to the Holder, in the aggregate principal amount of $175,000 to accrue simple interest at the rate of ten percent (10%) per annum. The April Note is convertible into shares of the Company’s Common Stock at a conversion rate of $0.55 per share at any time following the April Issue Date prior to payment in full of the principal balance and all accrued interest. The April Note matures one year from the April Issue Date. Josiah Austin is the managing member of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deemed to beneficially own the securities of the Company owned of record by the Holder. The entire principal amount and all accrued unpaid interest will be converted upon the terms of the Financing, which includes the sale of units consisting of 181,181 shares of the Common Stock and a warrant to purchase 109,091 shares of Common Stock for each $100,000 of principal and interest converted, exercisable at $0.80 per share for five years.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 15,051,744 shares of Common Stock (the “Securities”), representing 20.4% of the outstanding shares of Common Stock of the Issuer (based upon 65,442,735 shares of Common Stock issued and outstanding as of April 2, 2014).

(b) The Reporting Person has the shared right to vote and dispose, or direct the disposition of 15,051,744 shares of the Common Stock of the Issuer.

(c) Other than the transactions reported herein, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

Exhibits 4.1, 4.2, 10.1 and 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on January 24, 2013; Exhibits 4.1 and 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on March 27, 2013; Exhibits 10.3, 10.4 and 10.5 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on July 23, 2013; and Exhibits 10.1 and 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on October 30, 2013 are incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2014

/s/ Josiah T. Austin
Josiah T. Austin

El Coronado Holdings, LLC
By:	/s/ Josiah T. Austin

Josiah T. Austin
Managing Member